Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Gold Finalizes Agreement with HoneyBadger Exploration

     VANCOUVER, Aug. 25 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces that the Company has completed due diligence and received regulatory approval for the option agreement with HoneyBadger Exploration Inc. (TSX.V:TUF - "HoneyBadger")
previously announced on July 23, 2009.
     Entree and HoneyBadger intend to explore for and develop porphyry copper targets in the Yerington porphyry copper district of western Nevada.
HoneyBadger has assembled a substantial land package covering over 12,500 acres (5,080 hectares), known as the Yerington West Project.
     Greg Crowe, Entree's President and CEO commented, "Considerable exploration and mining has been done in the Yerington region since the early part of the twentieth century. Between 1953 and 1978, Anaconda produced almost
2 billion pounds of copper from a single open pit. The area was generally inactive in the 1980s and 1990s, but has seen renewed interest in the past few years. Our agreement with HoneyBadger gives Entree shareholders a foothold into this highly prospective area."
     Under the terms of the agreement, Entree may acquire up to an 80%
interest in a portion of the Yerington West Project, known as the Blackjack
Property.
     Entree and HoneyBadger are planning an aggressive drill program commencing in the fourth quarter 2009. This program is expected to test numerous targets generated from a recently completed high-definition airborne
Geotech AirMt magnetotelluric survey along with geological and geochemical targets.
     This agreement with HoneyBadger is part of Entree's strategy to explore for large porphyry copper deposits, using the knowledge and experience gained from working on our projects in Mongolia and North America. The Company's current agreements with Empirical Discovery LLC have resulted in the discovery of porphyry copper mineralization near Lordsburg, New Mexico, in a mining district previously known only for vein-style copper-gold mineralization.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. In North
America, the Company is exploring for porphyry-related copper systems in
Arizona and New Mexico under agreements with Empirical Discovery LLC and now in Nevada through an option agreement with HoneyBadger Exploration Inc.
     The Company is a large landholder in Mongolia, where it holds three exploration licenses comprising the 179,590 hectare Lookout Hill property.
Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of
Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
     The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$45 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271154

     /For further information: Monica Hamm - Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates - Investor Relations, Entree Gold Inc., Tel:
(604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 08:00e 25-AUG-09